
Eun Ah Choi
Vice President
Listing Qualifications

<u>By Electronic Mail</u>

August 17, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 17, 2021 The Nasdaq Stock Market (the "Exchange") received from Oxford Lane Capital Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Term Preferred Shares, 6.00% Series 2029,
$0.01 par value per share


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Eun Ah Choi